

# JustHuynh™

## Just Win by Training Together

# PROBLEM



Founder (Francis Huynh) quit on fitness goals having experienced life-threatening college "Freshman 15" and desk job weight gains. Dedicating life to provide people needed accountability and motivation to achieve their fitness goals.

## Motivation
## 80%

of adults don't meet healthy activity guidelines (World Health Organization)

## Shyness
## 60%

of current gym-goers dread the influx of January New Year Resolution newcomers[1]

## Accountability
## 60%

quit on their fitness goals after 2 months (Statista)

JustHuynh®

# RELEVANCE
## Worldwide: In 2016, 400 million+ people have diabetes [3]





DIABETES IS ON THE RISE

**422 MILLION** adults have diabetes

**3.7 MILLION** deaths due to diabetes and high blood glucose

**1.5 MILLION** deaths caused by diabetes





# SOLUTION

Connect people nearby to train together for needed accountability and motivation to just win at achieving their fitness goals.

 ### Match & Chat (Confidence)

Match with compatible partner beforehand based on age, gender, time, activity, location, and goal.

 ### Schedule & Track (Accountability)

Sharing fitness goal with others is a joint social contract that makes quitting difficult.

 ### Gamification (Motivation)

Community support thru leaderboards, awards, and challenges strengthen drive and commitment.

JustHuynh®

# PRODUCT
## MVP (Match & Chat): Just Win By Training Together



### Let's Build Your Profile!

**User name (this can't be changed later)**

franciskhuynh

**Display name**

Francis huynh

**Birth date**

23 AUG 1988

**About you (24/150 characters)**

love to exercise 4:44am!

**Gender**

⚥ ● Male ○ Female

Continue ›

---

← JustHuynh ⚙

DISCOVER | MATCHES

**Magic Marty**

Male

Hello world!

crossfit | football | lifting | ...

✕ | ✓

---

☰ Profile

**francishuynh**

@Francishuynh | Male | 28

🎓 Harvard University | 🏋 Gold's Gym

✏

**Bio**
love 4:44am workouts!

**Activities**
Football | Lifting | Swimming

👥 🏃 🏠 💬 👤 ®

# MARKET SIZE

**Target market**: People with goals to be healthy. Per World Health Organization, people age 18-64 should exercise 150 minutes a week.

## United States Opportunity (70 million)



### Colleges (15 million)

Initially help students enrolled in college with a 1500+ student enrollment.



### Gyms (55 million) [2]

Help the 80% of people who don't use their gym membership and motivate the remaining 20% to stay committed.

# COMPETITION

JustHuynh incorporates gamification and community support to provide people needed accountability and motivation to achieve fitness goals.



JustHuynh®

# BUSINESS MODEL



## Gym Membership
- Revenue share for new and retained members



## Personal Trainer Clientele
- Revenue share for access to clients in community



## Premium Subscription
- Freemium app with premium paid features



## Advertisements
- Tailored native advertisements for user activity

# TRACTION

**500**
Sign-ups

---

**Fall**
Android & iOS Launch in U.S.

---

**Ambassadors**
Recruited 20+ college and fitness volunteers

---

**Gyms**
Partnered with YMCA, Planet Fitness, NBA & more



Selected as Top 100 out of 6,000 Global Startups



Selected to Y2017 Alpha Startup Program

JustHuynh®

# "HUYNH'ING" TEAM

## Passionate about fitness and mission excellence

 **Francis Huynh**
*Founder & CEO*
Martial Artist, Tech MBA

 **Ishaani Goyal**
*Social Media & Branding*
Social Media and Content

 **Xiao Liang**
*User Experience*
Health and Fitness

 **Vikas Nayyar**
*Development Lead*
Health and Fitness

## Advisors

 **Bruce Lynskey**
*Fitness Guru*
Diabetic Fitness

 **Dawn Iacobucci**
*Growth Marketing*
Social Networks

JustHuynh®

# FUNDING STATUS

Team is committed to make positive impact on people's health. In next 12 months, focused on user adoption and fitness partnerships



**Bootstrap**: Founder is a recently married MBA who passed on corporate careers to pursue fitness passion in helping people achieve their fitness goals



Raising
$**1.08mn**

**Use of funds**: Recruit full-time team. 12 month runway * $15,000 monthly expense per teammate * 6 teammates (CEO, CTO, Gym Sales Lead, College Marketing Lead, 2 Developers)



**Why Now**: High growth potential from community network effect. Funds used to accelerate product and partnership excellence. Exit opportunities via acquisition or IPO

JustHuynh®

# FOLLOW ME

# @franciskhuynh

    

# www.justhuynh.com

# SOURCES

1: https://www.creditdonkey.com/gym-membership-statistics.html

2: https://www.statista.com/topics/1141/health-and-fitness-clubs/

3: http://www.who.int/mediacentre/factsheets/fs312/en/

JustHuynh®